ARMLOGI HOLDING CORP.

May 9, 2024

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, DC 20549

Attn: Joanna Lam

Raj Rajan

Michael Purcell

Kevin Dougherty

Re:	Armlogi Holding Corp.
Registration Statement on Form S-1, as amended
Initially Filed on September 25, 2023
File No. 333-274667

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended, EF Hutton LLC, as the underwriter, hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 4:30 p.m., Eastern Time, on Monday, May 13, 2024, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, we wish to advise you that we have distributed as many copies of the Preliminary Prospectus dated April 26, 2024, to selected dealers, institutions and others as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned confirms that it has complied and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Very truly yours,

EF Hutton LLC

By:	/s/ Philip Wiederlight
Name:	Philip Wiederlight
Title:	Chief Operating Officer